Bachoco Announces Cash Dividend

CELAYA, Mexico, April 26, 2012 /PRNewswire/ -- Industrias Bachoco S.A.B. de C.V. ("Bachoco" or "the Company") (NYSE: IBA; BMV: Bachoco) announced today that during the Company's Annual Shareholder Meeting, held on April 25, 2012 in Mexico City, the Board of Directors approved a cash dividend payment for 2012.

The cash dividend payment set by the Board amounts to Ps. 0.50 per share outstanding or Ps. 6.00 per ADS (equals to twelve shares).

The dividend will be paid in two equal installments of Ps. 0.25 per share equivalent to Ps. 3.00 per ADS on the following dates in 2012: May 17 and July 12.

Company Description

Industrias Bachoco S.A.B. de C.V. is the largest poultry company in Mexico, with over 1000 production and distribution facilities currently organized in nine complexes in Mexico and one complex in the U.S. Bachoco's main business lines are chicken, eggs, swine and balanced feed. The Company's headquarters are based in Celaya, Guanajuato, located in Mexico's central region. Its securities are listed and traded on the BMV (Bachoco) and on the NYSE (IBA). For more information, please visit Bachoco's website at http://www.bachoco.com.mx or contact our IR department.

This press release contains certain forward-looking statements that are subject to a number of uncertainties, assumptions and risk factors that may influence its accuracy. Actual results may differ. Factors that could cause these projections to differ include, but are not limited to: supply and demand, industry competition, environmental risks, economic and financial market conditions in Mexico, and operating cost estimates. For more information regarding Bachoco and its outlook, please contact the Company's Investor Relations Department.

CONTACT: IR Contacts, Daniel Salazar, CFO, and Claudia Cabrera, IRO, +011-52-461-618-3555, inversionistas@bachoco.net, both of Industrias Bachoco